
January 24, 2025

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Rd, Suite 708
Tampa, FL 33634

> **Re: Scienture Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 13, 2025**
> **File No. 333-283591**

Dear Surendra Ajjarapu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 8

1. Please revise your Risk Factors to also disclose the risks associated with Scienture LLC. For example, we note the risk factors associated with Scienture LLC that you disclosed in your amended offering statement on Form 1-A filed on November 6, 2024. In addition, we note that your named executive officers, appearing on pages 5 and 6 of Amendment No. 1 to the Form 10-K that you filed on May 3, 2024, and that is incorporated by reference into this registration statement, do not appear to have substantial experience with the clinical development of therapeutic products for FDA marketing approval and this lack of experience at the executive level of your company presents risks even though individuals elsewhere within your company do have such

experience. Please also revise to provide appropriate risk factor disclosure in this regard.

2.   Please revise your Risk Factors section where appropriate to add a risk discussing the notice received from Nasdaq disclosed in the Form 8-K filed January 8, 2025 indicating that you were not in compliance with Nasdaq Listing Rule 5620(a), due to not holding an annual meeting of stockholders in 2024 within one year of the Company's 2023 fiscal year end.

Use of Proceeds, page 12

3.   We note your response to prior comment 2 and reissue in part. Please revise to state whether you intend to use offering proceeds to conduct clinical trials for SCN-104, and if so, disclose the number and phase of the clinical trials for that product candidate.

4.   We note your planned activities appear to require funds in addition to the $50,000,000 you may receive pursuant to the ELOC Purchase Agreement. Please revise to disclose the sources of the additional funds. Refer to Instruction 3 to Item 504 of Regulation S-K.

Description of Business
Current Business - Scienture LLC, page 21

5.   Please revise your Description of Business section to disclose the material terms of your Master Services Agreement with Anthem Biosciences Pvt, Ltd. including the rights and obligations of each party and the termination date.

Research and Development and Product Portfolio, page 22

6.   Please revise your pipeline table so that the progress arrow associated with SCN-104 program does not enter the "Phase 1" column as your disclosure on page 25 indicates that you have not submitted an IND for this product candidate. Also revise to remove the progress bar for your SCN-106 program as your disclosure does not appear to discuss completing a phase 3 clinical trial in SCN-106 or any other clinical trials. Similarly, please revise to remove the progress bar for your SCN-107 program as your disclosure on page 26 indicates that you have not submitted an IND to initiate your Phase 1 single dose study and do not appear to have completed any other clinical trials for this program.

7.   Please indicate when you received the FDA Complete Response Letter disclosed in the second paragraph on page 24 and provide an update on your expected timing with respect to resubmitting the NDA for SCN-104.

Changes in Auditor, page 57

8.   We note your response to prior comment 4. In accordance with Item 304(a)(3) of Regulation S-K, please include a letter from MaloneBailey, LLP, filed as an exhibit with your next amendment, stating whether it agrees with the statements you made in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree.

Notes to the Unaudited Pro Forma Financial Statements
Note 2 - Consideration Transferred, page F-39

9.   Please revise the table reflecting the fair value of identified intangible assets that were acquired as it currently identifies five product candidates but only provides valuations for four of the product candidates. In addition, we noted that the total in this table of $78,646,184 does not reconcile to the aggregate intangible asset value of $76,400,000 as noted in the preliminary allocation of the purchase price. Please revise.

10.   You noted that the purchase price allocation of intangible assets was independently identified and valued by a third party valuation expert. Please revise your filing to name this valuation firm and provide their consent. Alternatively, to the extent you determined the fair values and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

11.   In future Exchange Act filings, beginning with your Form 10-K for the year ended December 31, 2024, please include disclosure of the intangible assets acquired which clearly identifies, describes, and separately quantifies each acquired intangible asset and related intellectual property, as well as the method and material assumptions used to determine their fair value.

Item 16. Exhibits and Financial Statement Schedules, page II-5

12.   The auditor consents filed as Exhibit 23.1 and 23.3 do not reference the correct registration statement (i.e. Amendment No. 1 to Form S-1). Please have your auditors correct this discrepancy in your next amendment.

       Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Life Sciences

cc: Kate L. Bechen, Esq.